SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30284; 812-14023]

Foreside Advisor Services, LLC, <u>et al.</u>; Notice of Application

November 29, 2012

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of an application for an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (2) of the Act, and under section 12(d)(1)(J) for an exemption from sections 12(d)(1)(A) and (B) of the Act.

<u>Applicants</u>: Foreside Advisor Services, LLC ("FAS"), Foreside ETF Trust (the "Trust") and Foreside Fund Services, LLC ("Distributor").

<u>Summary of Application</u>: Applicants request an order that permits: (a) certain open-end management investment companies or series thereof to issue shares ("Shares") redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur at negotiated market prices; (c) certain series to pay redemption proceeds, under certain circumstances, more than seven days from the tender of Shares for redemption; (d) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Units; and (e) certain registered management investment companies and unit investment trusts outside of the same group of investment companies as the series to acquire Shares.

<u>Filing Dates</u>: The application was filed on April 2, 2012, and amended on November 29, 2012.

<u>Hearing or Notification of Hearing</u>: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. December 26, 2012, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

<u>Addresses</u>: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F

Street, NE, Washington, DC 20549-1090. Applicants, Three Canal Plaza, Suite 100, Portland,

ME 04101.

<u>For Further Information Contact</u>: Deepak T. Pai, Senior Counsel, at (202) 551-6876 or Mary

Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of

Investment Company Regulation).

<u>Supplementary Information</u>: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for

the file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

<u>Applicants' Representations</u>:

1.   The Trust, a Delaware statutory trust, will be registered under the Act as an open-

end management investment company. Applicants request that the order apply to the initial

series of the Trust, The ETF 50, described in Exhibit A to the application ("Initial Fund"), and

future series of the Trust and future open-end management investment companies and series thereof advised by FAS or an entity controlling, controlled by or under common control with

FAS (the "Adviser") that comply with the terms and conditions of the application (each such

company or series, a "Future Fund," and collectively with the Initial Fund, the "Funds").[1] The

Initial Fund and the Future Funds will each track the performance of a specified equity or fixed

income securities index ("Underlying Index"). Future Funds may be based on Underlying

Indexes that include only foreign equity or fixed income securities ("International Funds").

Other Future Funds may be based on Underlying Indexes that include foreign and domestic

equity or fixed income securities ("Global Funds").

     2.   FAS or another Adviser will serve as the investment adviser to the Funds. FAS

and each other Adviser will be registered as an investment adviser under the Investment Advisers

Act of 1940 ("Advisers Act").   The Adviser may enter into subadvisory agreements with

investment advisers to act as subadvisers with respect to any Fund (each, a "Subadviser"). Any

Subadviser to a Fund will be registered under the Advisers Act. The Distributor, a broker-dealer

registered under the Securities Exchange Act of 1934 ("Broker") and an affiliate of the Adviser,

will act as the distributor and principal underwriter of Creation Units of Shares. In the future,

another Broker may act as distributor and principal underwriter. No Distributor will be affiliated

with any Exchange (as defined below) or any Index Provider (as defined below).

     3.   Each Fund will consist of a portfolio of securities and other instruments

("Portfolio Instruments") selected to correspond generally to the price and yield performance of

an Underlying Index. No entity that creates, compiles, sponsors or maintains an Underlying

Index ("Index Provider") is or will be an affiliated person, as defined in section 2(a)(3) of the

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[1]   All existing entities that intend to rely on the requested order have been named as applicants. Any other
existing or future entity that subsequently relies on the order will comply with the terms and conditions of
the application. An Acquiring Fund (as defined below) may rely on the order only to invest in a Fund and
not in any other registered investment company.

Act, or an affiliated person of an affiliated person of the Trust or a Fund, a promoter, the

Adviser, a Subadviser, or a Distributor.

4.   The investment objective of each Fund will be to provide investment returns that

closely correspond, before fees and expenses, to the price and yield performance of its

Underlying Index.[2] Each Fund will sell and redeem Creation Units on a "Business Day," which

is defined to include any day that the Trust is open for business as required by section 22(e) of

the Act. The Adviser and/or Subadviser may utilize a replication or a representative sampling

strategy to track its Underlying Index. A Fund using a replication strategy will invest in

substantially all of the Component Securities in its Underlying Index in the same approximate

proportions as in the Underlying Index. A Fund using a representative sampling strategy

generally will hold a significant number, but not necessarily all, of the Component Securities of

its Underlying Index. Applicants state that if representative sampling is used, a Fund will not be

expected to track its Underlying Index with the same degree of accuracy as a Fund employing

the replication strategy. Applicants expect that each Fund will have a tracking error relative to

the performance of its Underlying Index of no more than five percent.

5.   Applicants anticipate that the price of a Share will range from $15 to $25, and that

Creation Units will consist of at least 25,000 Shares. All orders to purchase and redeem Creation

Units must be placed with the Distributor by or through an "Authorized Participant," which is

either: (a) a "participating party," i.e., a Broker or other participant in the Continuous Net

Settlement System of the National Securities Clearing Corporation ("NSCC"), a clearing agency

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[2]   Applicants represent that at least 80% of each Fund's total assets will be invested in the constituent
securities of its respective Underlying Index ("Component Securities"), TBA Transactions (as defined
below) representing Component Securities, and Depositary Receipts (as defined below) representing
Component Securities. Each Fund also may invest the remaining 20% of its total assets in a broad variety
of other instruments, including securities not included in its Underlying Index, which the Adviser or
Subadviser believes will assist the Fund in tracking the performance of its Underlying Index.

registered with the Commission and affiliated with the Depository Trust Company ("DTC"), or

(b) a participant in the DTC ("DTC Participant"), which in any case, has executed an agreement

with the Distributor. The Distributor will transmit all purchase orders to the relevant Fund.

6.   The Shares will be purchased and redeemed in Creation Units and generally on an

in-kind basis. Except where the purchase or redemption will include cash under the limited

circumstances specified below, purchasers will be required to purchase Creation Units by

making an in-kind deposit of specified instruments ("Deposit Instruments"), and shareholders

redeeming their Shares will receive an in-kind transfer of specified instruments ("Redemption

Instruments").[3] On any given Business Day the names and quantities of the instruments that

constitute the Deposit Instruments and the names and quantities of the instruments that constitute

the Redemption Instruments will be identical, unless the Fund is Rebalancing (as defined below).

In addition, the Deposit Instruments and the Redemption Instruments will each correspond pro

rata to the positions in a Fund's portfolio (including cash positions),[4] except: (a) in the case of

bonds, for minor differences when it is impossible to break up bonds beyond certain minimum

sizes needed for transfer and settlement; (b) for minor differences when rounding is necessary to

eliminate fractional shares or lots that are not tradeable round lots;[5] (c) "to be announced"

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[3]   The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act of 1933 ("Securities Act"). In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

[4]   The portfolio used for this purpose will be the same portfolio used to calculate the Fund's NAV for that Business Day.

[5]   A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

transactions ("TBA Transactions"),[6] derivatives and other positions that cannot be transferred in kind[7] will be excluded from the Deposit Instruments and the Redemption Instruments;[8] (d) to the extent the Fund determines, on a given Business Day, to use a representative sampling of the Fund's portfolio;[9] or (e) for temporary periods, to effect changes in the Fund's portfolio as a result of the rebalancing of its Underlying Index (any such change, a "Rebalancing"). If there is a difference between the net asset value ("NAV") attributable to a Creation Unit and the aggregate market value of the Deposit Instruments or Redemption Instruments exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the "Cash Amount").

7.   Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances: (a) to the extent there is a Cash Amount, as described above; (b) if, on a given Business Day, a Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash; (c) if, upon receiving a purchase or redemption order from an Authorized Participant, a Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;[10] (d) if, on a given Business Day, a Fund requires all Authorized

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[6]   A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree on general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date.

[7]   This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

[8]   Because these instruments will be excluded from the Deposit Instruments and the Redemption Instruments, their value will be reflected in the determination of the Cash Amount (defined below).

[9]   A Fund may only use sampling for this purpose if the sample: (i) is designed to generate performance that is highly correlated to the performance of the Fund's portfolio; (ii) consists entirely of instruments that are already included in the Fund's portfolio; and (iii) is the same for all Authorized Participants on a given Business Day.

[10]   In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Adviser may be able to obtain better

Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC or DTC; or (ii) in the case of Global Funds and International Funds, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or (e) if a Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Global Fund or International Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.[11]

8.   Each Business Day, before the open of trading on a national securities exchange, as defined in section 2(a)(26) of the Act ("Exchange") on which Shares are listed ("Primary Listing Exchange"), each Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Deposit Instruments and the Redemption Instruments, as well as the estimated Cash Amount (if any), for that day. The list of Deposit Instruments and Redemption Instruments will apply until a new list is announced on the following Business Day, and there will be no intra-day changes to the list except to correct errors

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execution than Share purchasers because of the Adviser's size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in kind redemption. As a result, tax considerations may warrant in kind redemptions.

[11]   A "custom order" is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

in the published list. The intra-day indicative value of Shares, which will represent on a per

Share basis the sum of the current value of the Portfolio Instruments, will be published on the

Consolidated Tape every 15 seconds throughout the regular trading hours of the Primary Listing

Exchange.

9.	Each Fund may recoup settlement costs charged by NSCC and DTC by imposing

a transaction fee on investors purchasing or redeeming Creation Units ("Transaction Fee"). The

Transaction Fee will be borne only by purchasers and redeemers of Creation Units and will be

limited to amounts that have been determined appropriate by the Adviser to defray the

transaction expenses that will be incurred by a Fund when an investor purchases or redeems

Creation Units.[12] All orders to purchase Creation Units will be placed with the Distributor by or

through an Authorized Participant, and the Distributor will transmit all purchase orders to the

relevant Fund. The Distributor will furnish a prospectus and a confirmation to Authorized

Participants placing purchase orders and will maintain a record of the instructions given to a

Fund to implement delivery of its Shares.

10.	Shares of each Fund will be listed on an Exchange. The principal secondary

market for the Shares will be the Primary Listing Exchange. It is expected that one or more

member firms of the Primary Listing Exchange will be designated to act as a specialist or market

maker and maintain a market for the Shares trading on the Primary Listing Exchange. The price

of Shares will be based on a current bid/offer in the secondary market. Transactions involving

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[12]	Where a Fund permits an in-kind purchaser to substitute cash-in-lieu of depositing one or more Deposit Instruments, the purchaser may be assessed a higher Transaction Fee to cover the cost of purchasing those particular Deposit Instruments. In all cases, the Transaction Fee will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.

the purchases or sales of Shares on an Exchange will be subject to customary brokerage fees and charges.

11.   Applicants expect that purchasers of Creation Units will include institutional investors and arbitrageurs. Authorized Participants also may purchase or redeem Creation Units in connection with their market making activities. Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors.[13] The price at which Shares trade will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Units at NAV, which applicants believe should ensure that Shares similarly do not trade at a material premium or discount in relation to NAV.

12.   Shares will not be individually redeemable and owners of Shares may acquire those Shares from a Fund or tender such shares for redemption to the Fund, in Creation Units only. To redeem, an investor must accumulate enough Shares to constitute a Creation Unit. Redemption requests must be placed by or through an Authorized Participant.

13.   Neither the Trust nor any Fund will be marketed or otherwise held out as a traditional open-end investment company or a "mutual fund". Instead, each Fund will be marketed as an "exchange-traded fund." All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares being listed and traded on an Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable shares and will disclose that the owners of Shares may acquire those Shares from the Fund or tender such Shares for redemption to the Fund only in Creation Units. Copies of annual and semi-annual shareholder reports will also be provided to the DTC Participants for distribution to beneficial owners of Shares.

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[13]   Shares will be registered in book-entry form only. DTC or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC Participants.

Applicants' Legal Analysis:

1. Applicants request an order under section 6(c) of the Act granting an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1) and (2) of the Act, and under section 12(d)(1)(J) for an exemption from sections 12(d)(1)(A) and (B) of the Act.

2. Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provision of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.

Sections 5(a)(1) and 2(a)(32) of the Act

3. Section 5(a)(1) of the Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is

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entitled to receive approximately a proportionate share of the issuer's current net assets, or the cash equivalent. Because Shares will not be individually redeemable, applicants request an order that would permit the Trust to issue Shares in Creation Units only. Applicants state that Creation Units will always be redeemable in accordance with the provisions of the Act. Applicants further state that because the market price of Shares will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary materially from their NAV per Share.

Section 22(d) of the Act and Rule 22c-1 under the Act

4.	Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security that is currently being offered to the public by or through an underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on its NAV. Applicants state that the purchase and sale of Shares of a Fund will not be accomplished at an offering price described in the Fund's prospectus, as required by section 22(d), nor will sales and repurchases be made at a price based on the current NAV next computed after receipt of an order, as required by rule 22c-1. Applicants request an exemption under section 6(c) from these provisions.

5.	Applicants believe that the concerns sought to be addressed by section 22(d) of the Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed method of pricing Shares. Applicants maintain that, while there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been intended to (a) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment among buyers, and (c) ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.

6.   Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Applicants state that secondary market transactions in Shares would not cause dilution for owners of such Shares, because such transactions do not directly involve Fund assets. Similarly, secondary market trading in Shares should not create unjust discrimination or preferential treatment among buyers to the extent different prices exist during a given trading day, or from day to day. Applicants state that such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation. Finally, applicants contend that the proposed distribution system will be orderly because arbitrage activity will ensure that the Shares do not trade at a material discount or premium in relation to their NAV.

Section 22(e) of the Act

7.   Section 22(e) of the Act generally prohibits a registered investment company from suspending the right of redemption or postponing the date of payment of redemption proceeds for more than seven days after the tender of a security for redemption. Applicants observe that the settlement of redemptions of Creation Units of the Global and International Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which those Funds invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Portfolio Instruments to redeeming investors, coupled with local market holiday schedules, will require a

delivery process of up to fourteen (14) calendar days. Applicants request relief under section

6(c) of the Act from section 22(e) to allow Global and International Funds to pay redemption

proceeds up to 14 calendar days after the tender of the Creation Units. With respect to Future

Funds based on a global or an international Underlying Index, applicants seek the same relief

from section 22(e) only to the extent that similar circumstances exist. Except as disclosed in the

relevant Global Fund's or International Fund's SAI, applicants expect that the Global Funds and

International Funds will be able to deliver redemption proceeds within seven days.[14]

      8.   Applicants submit that Congress adopted section 22(e) to prevent unreasonable,

undisclosed and unforeseen delays in the actual payment of redemption proceeds. Applicants

state that allowing redemption payments for Creation Units of a Fund to be made within 14

calendar days would not be inconsistent with the spirit and intent of section 22(e). Applicants

state that the SAI will disclose those local holidays (over the period of at least one year following

the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in

seven calendar days and the maximum number of days (up to 14 calendar days) needed to deliver

the proceeds for each affected Global Fund and International Fund.

      9.   Applicants are not seeking relief from section 22(e) for Global or International

Funds that do not effect redemptions of Creation Units in-kind.

Section 12(d)(1) of the Act

      10.   Section 12(d)(1)(A) of the Act prohibits a registered investment company from

acquiring shares of an investment company if the securities represent more than 3% of the total

outstanding voting stock of the acquired company, more than 5% of the total assets of the

acquiring company, or, together with the securities of any other investment companies, more

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[14]   Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations that applicants may otherwise have under rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter, or any other broker or dealer from selling the investment company's shares to another investment company if the sale would cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale would cause more than 10% of the acquired company's voting stock to be owned by investment companies generally.

11.   Applicants request an exemption to permit management investment companies ("Acquiring Management Companies") and unit investment trusts ("Acquiring Trusts") registered under the Act that are not advised or sponsored by the Adviser and are not part of the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act, as the Funds (collectively, "Acquiring Funds") to acquire Shares beyond the limits of section 12(d)(1)(A). In addition, applicants seek relief to permit each Fund, the Distributor and/or a Broker to sell Shares to Acquiring Funds in excess of the limits of section 12(d)(1)(B).

12.   Each investment adviser to an Acquiring Management Company within the meaning of section 2(a)(20)(A) of the Act ("Acquiring Fund Adviser") will be registered as an investment adviser under the Advisers Act. An "Acquiring Fund Subadviser" is any investment advisor within the meaning of section 2(a)(20)(B) of the Act to an Acquiring Management Company. Each Acquiring Trust's sponsor is the "Sponsor."

13.   Applicants submit that the proposed conditions to the requested relief adequately address the concerns underlying the limits in section 12(d)(1)(A) and (B), which include concerns about undue influence by a fund of funds over underlying funds, excessive layering of fees and overly complex fund structures. Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

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14.   Applicants believe that neither an Acquiring Fund nor an Acquiring Fund

Affiliate would be able to exert undue influence over a Fund.[15] Condition 5 limits the ability of

an Acquiring Fund's Advisory Group[16] or an Acquiring Fund's Subadvisory Group[17] to control a

Fund within the meaning of section 2(a)(9) of the Act. Applicants propose other conditions to

limit the potential for undue influence over the Funds, including that no Acquiring Fund or

Acquiring Fund Affiliate will cause a Fund to purchase a security in an offering of securities

during the existence of an underwriting or selling syndicate of which a principal underwriter is

an Underwriting Affiliate ("Affiliated Underwriting").[18]

15.   Applicants do not believe that the proposed arrangement will involve excessive

layering of fees. With respect to Acquiring Management Companies, applicants note that the

board of directors or trustees, including a majority of the independent directors or trustees within

the meaning of section 2(a)(19) of the Act, of any Acquiring Fund, will find that any fees

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[15]   An "Acquiring Fund Affiliate" is defined as the Acquiring Fund Adviser, Acquiring Fund Subadviser(s), any Sponsor, promoter or principal underwriter of an Acquiring Fund and any person controlling, controlled by or under common control with any of these entities. A "Fund Affiliate" is defined as the Adviser, Subadviser(s), promoter or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities.

[16]   An "Acquiring Fund's Advisory Group" is defined as the Acquiring Fund Adviser, Sponsor, any person controlling, controlled by or under common control with the Acquiring Fund Adviser or Sponsor, and any investment company or issuer that would be an investment company but for section 3(c)(l) or 3(c)(7) of the Act, that is advised or sponsored by the Acquiring Fund Adviser, Sponsor or any person controlling, controlled by or under common control with the Acquiring Fund Adviser or Sponsor.

[17]   An "Acquiring Fund's Subadvisory Group" is defined as any Acquiring Fund Subadviser, any person controlling, controlled by, or under common control with the Acquiring Fund Subadviser, and any investment company or issuer that would be an investment company but for section 3(c)(l) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Acquiring Fund Subadviser or any person controlling, controlled by or under common control with the Acquiring Fund Subadviser.

[18]   An "Underwriting Affiliate" is defined as a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Subadviser, Sponsor, or employee of the Acquiring Fund, or a person of which any such officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Subadviser, Sponsor, or employee is an affiliated person, except any person whose relationship to the Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate.

charged under the Acquiring Management Company's advisory contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Acquiring Management Company may invest.

Under condition 13, the Acquiring Fund Adviser, or trustee of any Acquiring Trust ("Trustee"), or Sponsor, will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted under rule 12b-1 under the Act) received from a Fund by the Acquiring Fund Adviser, Trustee or Sponsor, or an affiliated person of the Acquiring Fund Adviser, Trustee or Sponsor, in connection with the investment by the Acquiring Fund in the Fund. Applicants also state that any sales charges or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.[19]

16.   Applicants submit that the proposed arrangement will not create an overly complex fund structure. Applicants note that no Fund will acquire securities of any investment company or company relying on section 3(c)(l) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(l)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. To ensure that the Acquiring Funds understand and will comply with the terms and conditions of the requested order, any Acquiring Fund will be required to enter into a written agreement with the Fund (the "Acquiring Fund Agreement"). The Acquiring Fund Agreement will include an acknowledgment from the Acquiring Fund that it may rely on the order only to invest in a Fund and not in any other investment company.

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[19]   Any references to NASD Conduct Rule 2830 include any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority.

17.   Applicants note that a Fund may choose to reject any direct purchase of Creation Units by an Acquiring Fund. A Fund would also retain its right to reject any initial investment by an Acquiring Fund in excess of the limits in section 12(d)(l)(A) of the Act by declining to execute an Acquiring Fund Agreement with an Acquiring Fund.

Section 17 of the Act

18.   Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such a person ("second-tier affiliate"), from selling any security to or purchasing any security from the company. Section 2(a)(3) of the Act defines "affiliated person" of another person to include any person directly or indirectly owning, controlling, or holding with power to vote 5% or more of the outstanding voting securities of the other person and any person directly or indirectly controlling, controlled by, or under common control with, the other person. Section 2(a)(9) of the Act defines "control" as the power to exercise a controlling influence over the management or policies of a company, and provides that a control relationship will be presumed where one person owns more than 25% of a company's voting securities. The Funds may be deemed to be controlled by the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser (an "Affiliated Fund"). Applicants believe there exists a possibility that, with respect to one or more Funds and the Trust, a large institutional investor could own more than 5% of a Fund or the Trust, or in excess of 25% of the outstanding Shares of a Fund or the Trust, making that investor a first-tier affiliate of each Fund under section 2(a)(3)(A) or section 2(a)(3)(C) of the Act. In addition, a large institutional investor could own 5% or more of, or in excess of 25% of the

outstanding shares of one or more Affiliated Funds, making that investor a second-tier affiliate of a Fund.

19.   Applicants request an exemption under sections 6(c) and 17(b) of the Act from sections 17(a)(1) and 17(a)(2) of the Act in order to permit persons that are affiliated persons or second-tier affiliates of the Funds solely by virtue of (a) holding 5% or more, or in excess of 25% of the outstanding Shares of one or more Funds; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25% of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions in-kind. Applicants also request an exemption in order to permit a Fund to sell Shares to, and purchase Shares from, and to engage in any accompanying in-kind transactions with, an Acquiring Fund of which the Fund is an affiliated person or a second-tier affiliate.[20]

20.   Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. Deposit Instruments and Redemption Instruments will be valued in the same manner as those Portfolio Instruments currently held by the relevant Funds, and the valuation of the Deposit Instruments and Redemption Instruments will be made in the same manner and on the same terms for all, regardless of the identity of the purchaser or redeemer. Deposit Instruments, Redemption Instruments, and the balancing Cash Amounts, except for any permitted cash-in-lieu amounts consistent with the terms of the application, will be the same regardless of the identity of the purchaser or redeemer. Therefore, applicants state that in-kind

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[20]   To the extent that purchases and sales of Shares of a Fund occur in the secondary market and not through principal transactions directly between an Acquiring Fund and a Fund, relief from section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Acquiring Fund and redemptions of those Shares. Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person or a second-tier affiliate of an Acquiring Fund because the Adviser provides investment advisory services to that Acquiring Fund.

purchases and redemptions create no opportunity for affiliated persons or applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Applicants also believe that in-kind purchases and redemptions will not result in abusive self-dealing or overreaching of the Fund. Applicants believe that an exemption is appropriate under sections 17(b) and 6(c) because the proposed arrangement meets the standards for relief in those sections. Applicants note that any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund's registration statement.[21] Applicants also state that the proposed transactions are consistent with the general purposes of the Act and appropriate in the public interest.

Applicants' Conditions

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

ETF Relief

1.   As long as a Fund operates in reliance on the requested relief to permit ETF operations, its Shares will be listed on an Exchange.

2.   Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

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[21]   Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Acquiring Fund, or a second-tier affiliate, for the purchase by the Acquiring Fund of Shares or (b) an affiliated person of a Fund, or a second-tier affiliate, for the sale by the Fund of its Shares to an Acquiring Fund, may be prohibited by section 17(e) of the Act. The Acquiring Fund Agreement also will include this acknowledgment.

3.   The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or the midpoint of the bid/ask spread at the time of the calculation of such NAV ("Bid/Ask Price"), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

4.   The requested relief to permit ETF operations will expire on the effective date, of any Commission rule under the Act that provides relief permitting the operation of index-based exchange-traded funds.

12(d)(1) Relief

5.   The members of the Acquiring Fund's Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The members of an Acquiring Fund's Subadvisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Acquiring Fund's Advisory Group or the Acquiring Fund's Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares in the same proportion as the vote of all other holders of the Shares. This condition does not apply to an Acquiring Fund Subadvisory Group with respect to a Fund for which the Acquiring Fund Subadviser or a person controlling, controlled by, or under common control with the Acquiring Fund Subadviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

6.   No Acquiring Fund or Acquiring Fund Affiliate will cause any existing or potential investment by the Acquiring Fund in a Fund to influence the terms of any services or

transactions between the Acquiring Fund or an Acquiring Fund Affiliate and the Fund or a Fund Affiliate.

7.   The board of directors or trustees of an Acquiring Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to ensure that the Acquiring Fund Adviser and any Acquiring Fund Subadviser are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

8.   Once an investment by an Acquiring Fund in Shares exceeds the limits in section 12(d)(1)(A)(i) of the Act, the board of trustees of the Trust ("Board"), including a majority of the disinterested directors/trustees, will determine that any consideration paid by the Fund to an Acquiring Fund or an Acquiring Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

9.   No Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause the Fund to purchase a security in any Affiliated Underwriting.

10.   The Board, including a majority of the independent trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an

Affiliated Underwriting, once an investment by an Acquiring Fund in the securities of the Fund

exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly

from an Underwriting Affiliate. The Board will review these purchases periodically, but no less

frequently than annually, to determine whether the purchases were influenced by the investment

by the Acquiring Fund in the Fund. The Board will consider, among other things: (i) whether the

purchases were consistent with the investment objectives and policies of the Fund; (ii) how the

performance of securities purchased in an Affiliated Underwriting compares to the performance

of comparable securities purchased during a comparable period of time in underwritings other

than Affiliated Underwritings or to a benchmark such as a comparable market index; and

(iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the

amount purchased directly from an Underwriting Affiliate have changed significantly from prior

years. The Board will take any appropriate actions based on its review, including, if appropriate,

the institution of procedures designed to assure that purchases of securities in Affiliated

Underwritings are in the best interest of shareholders of the Fund.

  11. Each Fund will maintain and preserve permanently in an easily accessible place a

written copy of the procedures described in the preceding condition, and any modifications to

such procedures, and will maintain and preserve for a period of not less than six years from the

end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two

years in an easily accessible place, a written record of each purchase of securities in Affiliated

Underwritings, once an investment by an Acquiring Fund in the securities of the Fund exceeds

the limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were

acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and

the information or materials upon which the determinations of the Board were made.

12.   Before investing in Shares in excess of the limits in section 12(d)(1)(A), each Acquiring Fund and the Fund will execute an Acquiring Fund Agreement stating, without limitation, that their boards of directors or trustees and their investment adviser(s), or their Sponsors or Trustee, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares in excess of the limit in section 12(d)(1)(A)(i), an Acquiring Fund will notify the Fund of the investment. At such time, the Acquiring Fund will also transmit to the Fund a list of the names of each Acquiring Fund Affiliate and Underwriting Affiliate. The Acquiring Fund will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund and the Acquiring Fund will maintain and preserve a copy of the order, the Acquiring Fund Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

13.   The Acquiring Fund Adviser, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted under rule 12b-1 under the Act) received from the Fund by the Acquiring Fund Adviser, Trustee or Sponsor, or an affiliated person of the Acquiring Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Acquiring Fund Adviser, Trustee, or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Acquiring Fund in the Fund. Any Acquiring Fund Subadviser will waive fees otherwise payable to the Acquiring Fund Subadviser, directly or indirectly, by the Acquiring Management Company in an amount at least equal to any compensation received from a Fund by the Acquiring Fund Subadviser, or an affiliated person of the Acquiring Fund Subadviser, other than any advisory fees paid to the Acquiring Fund Subadviser or its affiliated person by the

Fund, in connection with any investment by the Acquiring Management Company in the Fund made at the direction of the Acquiring Fund Subadviser. In the event that the Acquiring Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Acquiring Management Company.

14.   Any sales charges and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

15.   No Fund will acquire securities of any other investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

16.   Before approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Acquiring Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Acquiring Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Acquiring Management Company.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary